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10035341

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JFD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 WALNUT STREET, UNIT 305
(No. and Street)

PHILADELPHIA (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY BRIGANTE 978-376-8328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC 110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GPCD PARTNERS, LLC
(Name – *if individual, state last, first, middle name*)

1417 LOCUST STREET, SUITE 300, PHILADELPHIA, PA 19102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ANTHONY BRIGANTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JFD SECURITIES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO/COO

Title

ELLEN MAURER
NOTARY PUBLIC OF NEW JERSEY
COMMISSION EXPIRES 8/16/14

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. None.
- X (o) Independent auditor's report on internal control structure required by Sec Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JFD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

JFD SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

CONTENTS

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

1417 Locust Street, Suite 300
Philadelphia, PA 19102-3810
215.854.9300 • Fax: 215.561.2070
www.gpcdcpa.com

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

To the Board of Directors
JFD Securities, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of JFD Securities, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reported. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JFD Securities, Inc. at December 31, 2009, and the results of the operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

G P C D Partners, LLC

February 18, 2010

JFD SECURITIES, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 392,246
Deposits with clearing organizations and others	50,010
Receivables from broker-dealers and clearing organizations	194,794
Furniture and equipment, at cost, less accumulated depreciation of $8,225	6,483
Security deposit	5,640
Other assets	12,386
Total assets	$ 661,559

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 197,969
Total liabilities	197,969
Stockholders' equity:	
Common stock, $.05 par value authorized and issued 2,000 shares	100
Additional paid-in capital	100,900
Retained earnings	362,590
Total stockholders' equity	463,590
Total liabilities and stockholders' equity	$ 661,559

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2009

Revenue:	
Commission	$ 3,168,239
Interest and dividends	4,827
Total revenue	3,173,066
Expenses:	
Compensation	
Officer's	589,932
Staff	1,107,007
Payroll taxes	55,518
Employee benefits	43,299
Employee profit sharing	28,136
Advertising	4,303
Bank and service charges	495
Broker expenses	226,608
Commissions, broker-dealer	107,322
Communications and data processing	94,892
Contributions	6,582
Depreciation	2,644
Dues and subscription expenses	14,690
Insurance	8,692
Occupancy costs	46,353
Office expenses	27,604
Other expense	1,391
Professional fees	67,881
Taxes, business and capital stock	3,390
Travel and entertainment	112,601
Vehicle costs	44,191
	2,593,531
Net income before interest expense	579,535
Interest expense	296
Net income	$ 579,239

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance, January 1, 2009	$ 100	$ 100,900	$ 530,396
Net income			579,239
Shareholder distributions			747,045
Balance, December 31, 2009	$ 100	$ 100,900	$ 362,590

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 579,239
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,644
(Increase) decrease in operating assets:	
Security deposits	(623)
Net receivable from broker-dealers and clearing organizations	56,897
Other	(5,875)
Increase (decrease) in operating liabilities:	
Payables and accruals	(302,533)
Net cash provided by operating activities	329,749
Cash used in investing activities:	
Purchase of long term assets	(3,647)
Cash flows from financing activities:	
Shareholder distribution	(747,045)
Increase in cash	(420,943)
Cash, beginning of year	813,189
Cash, end of year	$ 392,246
Supplemental cash flows disclosure:	
Interest payments	$ 296

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATIONS AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is a SEC registered Broker-Dealer, FINRA, NASDAQ-OMX and SIPC Member. The Company is a member of the National Association of Securities Dealers (NASDAQ). JFD is a Pennsylvania Company with offices in Pennsylvania and New Jersey.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company transacts its business for other broker-dealers. Transactions are generally through clearing companies or in the name of the customer's broker-dealer. Fees generated by these transactions are remitted to the Company. The Company does not collect funds and securities, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, the Company is exempt from Rule 15c 3-3 of the Securities Act of 1934.

Basis of accounting

The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America and reflect practices appropriate to the industry in which the Company operates.

Securities transactions

See "Basis of Presentation." Receivables from, and payables to, clearing agents represent balances arising from transaction fees from executions.

Use of estimates

This preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company maintains its funds in a commercial bank. Liquid debt instruments purchased with an initial maturity of three months or less would be considered cash and cash equivalents.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are carried at cost.

Commissions

The Company generates commissions from executing and clearing client transactions on stock and options markets.

Income taxes

The Company filed an election with the Internal Revenue Service and the Commonwealth of Pennsylvania to be treated as an "S" Corporation. Under "S" Corporation status, the income and related tax liability passes directly to the stockholder.

NOTE 3 OPERATING LEASE COMMITMENTS

The Company has offices in Philadelphia, Pennsylvania and Millburn, New Jersey.

Lease commitments in excess of one year are as follows:

2010	$ 22,885
2011	23,580
2012	24,300
2013	10,250

NOTE 4 NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum net capital must be at least $100,000. At December 31, 2009, the Company's "aggregate indebtedness" and "net capital" (as defined) were $197,969 and $350,007, respectively, and its aggregate indebtedness to net capital ratio was .57 to 1.0.

The Company is exempt from both the computation of reserve requirements (Rule 15c3-3) and the possession or control requirements (Rule 15c3-3, Exhibit A) because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 5 RETIREMENT AND PROFIT SHARING PLANS

401K

On March 1, 2009, the Company initiated a 401K plan for its employees. Under the plan, employees may withhold a percentage of their pay, as deferred pay, to the maximum allowed by the internal revenue rules and regulations. The Company matches their contributions to a maximum of 3% of gross wages. The Company contributed $28,136 during the year ended December 31, 2009.

Profit Sharing Plan

On March 1, 2009, the Company initiated a profit sharing plan. No contributions were made under this plan during the year ended December 31, 2009.

NOTE 6 CONCENTRATION OF CREDIT RISK

As of December 31, 2009, the Company did not have cash deposits in one financial institution in excess of the maximum insurable limit.

JFD SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Net capital:	
Total stockholders' equity	$ 463,590
Less non-allowable	
Receivables from broker-dealers, non current	81,800
Fixed assets, net	6,483
Security deposit	5,640
Prepaid expenses	12,385
	106,308
Net capital before haircuts in securities position and undue concentrations	357,282
Less haircuts and undue concentrations money market funds	7,275
Net capital	$ 350,007
Total aggregate liabilities from financial statements	$ 197,969
Adjustments	0
Adjusted aggregate liabilities	$ 197,969
Computation of basis net capital requirement	
Minium net capital required:	
Calculation	$ 13,199
Dollar requirement	100,000
Net capital requirement	100,000
Excess net capital	250,007
Excess net capital at 1000 percent	330,210
Ratio: Aggregate indebtedness to net capital	57%
Reconciliation with Company's computation:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report (amended)	$ 378,142
Difference	$ 28,135

JFD SECURITIES, INC.

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

JFD Securities, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. JFD Securities, Inc. clears all of its trading activities through another broker - dealer. They are Pension Financial Services, Inc.

Net capital	$ 350,007
Minimum net capital required:	
Calculation	13,199
Dollar requirement	100,000
Net capital requirement	100,000
Excess net capital at 1500 percent	250,007
Excess net capital at 1000 percent	330,210
Reconciliation with Company's calculation:	
Net excess capital at 1000 percent, as reported in Company's Part II (unaudited) FOCUS report	$ 361,158
Difference	$ 30,948

NOTE: Difference is a result of increase in liabilities, and the net resulting effect of 10% reduction in liabilities.

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

1417 Locust Street, Suite 300
Philadelphia, PA 19102-3810
215.854.9300 • Fax: 215.561.2070
www.gpcdcpa.com

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
JFD Securities, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of JFD Securities , Inc. ("the Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on internal control.

Also, as required by Rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in the Rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(1)(11) and the reserve required by Rule 15d3-3(d).

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. We did not identify and deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the owner and management, the SEC, NASD, and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GPCD Partners, LLC

February 8, 2010

JFD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS